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                                                                    EXHIBIT A


                                                                 June 15, 1995

Mr. Charles R. Gardner
 President
The Chicago Dock & Canal
 Trust Company
455 East Illinois Street
Suite 565
Chicago, Illinois 60611

Dear Mr. Gardner:

     Each of us recently were at a meeting in New York which was also attended by several other of the Company's largest shareholders or their representatives at which there was a general discussion about the Company. During these discussions, there was concern voiced with respect to the performance of the Company and its stock, as well as the composition of the Board of Trustees.

     In particular, concern was expressed, in light of the Company's performance, that the composition of the Board of Trustees presently does not appear to be representative of the Company's shareholder base. As you know, four or five shareholders, none of which is represented on the Board of Trustees, beneficially own in excess of 40% of the outstanding shares. At the meeting, there was also discussion as to the potential benefits to the Company that might result from the addition of two or three qualified trustees that have a meaningful ownership stake in the future of the Company and/or bring real estate expertise to the deliberations of the Board.

     In light of the foregoing, each of the undersigned has respectively decided to send this letter to request that each of the undersigned be advised as to the Company's plans with respect to the nomination of new






























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Mr. Gardner
June 15, 1995
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trustees at the upcoming annual meeting and as to whether and how the nominating committee intends to address the concerns raised at the recent meeting in New York. If the Company is seriously interested in being responsive to these concerns, each of the undersigned would be available, and is confident that other significant shareholders would be similarly available, to assist in the selection process, as well as to meet with you, the chairman of the nominating committee and any other trustees who wish to attend.

     Given the importance of these matters, the undersigned would appreciate hearing from the Company as soon as possible so that each of us may separately evaluate, if necessary, our respective alternatives well in advance of the annual meeting.

                              Sincerely


/s/ William R. Church              /s/ Bruce S. Sherman
Cowen Asset Management             Private Capital Management,
  By: William R. Church              Inc.
      Managing Director              By: Bruce S. Sherman
      and Chief Investment               President
      Officer



                         /s/ Fred Eychaner
                         Fred Eychaner


cc:  Members of the Board
     of Trustees